XFONE, INC.
960 HIGH ROAD
LONDON N12 9RY, UNITED KINGDOM

February 9, 2006

By Facsimile Transmission (202) 772-9204
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561
Attention: Pradip Bhaumik, Esq.

Re: Xfone, Inc.
                                                 Registration Statement on Form SB-2
 File No.: 333-129809

Dear Bhaumik:

Xfone, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 1:00 p.m., Friday February 10, 2006, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours, XFONE, INC.

By:	/s/ Alon Mualem
Alon Mualem
CFO